SEC
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FEB 28 2018
Washington DC
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SI 18005606

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Asia Pacific Financial Management Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Aspinall Avenue
(No. and Street)

Hagatna (City) Guam (State) 96910-5156 (Zip Code)

BARBARA L. LUJAN
NOTARY PUBLIC
In and for Guam, U.S.A.
My Commission Expires: June 24, 2021
145 Aspinall Avenue, Hagatna Guam 96910

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra McKeever 671-472-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BCM, LLC
(Name – *if individual, state last, first, middle name*)

278 S Marine Corps Dr. Ste 104 (Address) Tamuning (City) GUAM (State) 96913 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra McKeever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asia Pacific Financial Management Group, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BARBARA L. LUJAN
NOTARY PUBLIC
In and for Guam, U.S.A.
My Commission Expires: June 24, 2021
145 Aspinall Avenue, Hagatna Guam 96910

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.

(a Guam Corporation)

Financial Statements and Other Financial Information

Year ended December 31, 2017

Contents

BCM, LLC

Tamuning, Guam USA

February 23, 2018

BCM

BURGER • COMER • MAGLIARI
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Asia Pacific Financial Management Group, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Asia Pacific Financial Management Group, Inc. (the Company) as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Asia Pacific Financial Management Group, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Asia Pacific Financial Management Group, Inc.'s management. Our responsibility is to express an opinion on Asia Pacific Financial Management Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Asia Pacific Financial Management Group, Inc. in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commissions and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that the plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in schedules of computation of net capital, aggregate indebtedness, basic net capital requirement, and net capital reconciliation with Focus Report required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Asia Pacific Financial Management Group, Inc.'s financial statements.

Saipan Office:
Suite 203 MH II Building
Marina Heights Business Park
P.O. Box 504053, Saipan, MP 96950
Tel. Nos.: (670) 235-8722 / (670) 233-1837
Fax Nos.: (670) 235-6905 / (670) 233-8214

Guam Office:
Hengi Plaza, Suite 104
278 South Marine Corps Drive
Tamuning, Guam 96913
Tel. Nos.: (671) 646-5044 / (671) 472-2680
Fax Nos.: (671) 646-5045 / (671) 472-2686

The supplemental information is the responsibility of Asia Pacific Financial Management Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy off the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the schedules of computation of net capital, aggregate indebtedness, basic net capital requirement, and net capital reconciliation with Focus Report is fairly stated, in all material respects, in relation to the financial statements as a whole.

BCM, LLC

We have served as Asia Pacific Financial Management Group, Inc.'s auditor since 2017.

Tamuning, Guam
February 23, 2018

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Financial Condition

December 31, 2017

ASSETS		
Cash and cash equivalents	$	123,926
Deposit with clearing organization		57,513
Funds held in trading securities account		177,041
Receivable from brokers		254,368
Prepaid expenses		10,216
Property, equipment and leasehold improvements, net of accumulated depreciation (note 5)		34,313
Total assets	$	657,377
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses		45,306
Commissions payable to stockholders		137,209
Commissions payable to other brokers		20,879
Guam income tax payable (note 6)		21,863
Deferred income taxes		9,675
Total liabilities		234,932
Commitments and contingencies (notes 7 and 8)		
Stockholders' equity:		
Common stock, $1 par value. 800,000 shares authorized; 26,000 shares issued and outstanding		26,000
Additional paid-in capital		12,000
Retained earnings		496,445
		534,445
Less: Treasury stock, 2,592 shares at cost		(112,000)
Total stockholders' equity		422,445
Total liabilities and stockholders' equity	$	657,377

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Income

Year ended December 31, 2017

Revenues:	
Investment advisory fees	$1,269,469
Annuity commissions	95,907
Investment commissions	78,380
Life insurance commissions	73,306
Mutual fund 12b-1 fees	47,410
Trading gains	8,666
Account annual fees	7,546
Interest income	4,056
Other income	1,281
Total revenues	1,586,021
Operating expenses:	
Commissions	927,950
Employee compensation and benefits	280,547
Other operating expenses	188,723
Occupancy and equipment (note 7)	47,089
Taxes and licenses	21,904
Depreciation	10,811
Technology and communications	5,148
Total operating expenses	1,482,172
Operating income and income before income taxes	103,849
Guam income tax expense	(20,689)
Net income	$ 83,160

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Changes in Stockholders' Equity

Year ended December 31, 2017

	Common Stock		Additional Paid-in	Retained	Treasury	
	Shares	Amount	Capital	Earnings	Stock	Total
Balance December 31, 2016	26,000	$ 26,000	$ 12,000	$ 413,285	$ (112,000)	$ 339,285
Net income		-	-	83,160	-	83,160
Purchase of treasury stock		-	-	-	-	-
Dividends declared and paid		-	-	-	-	-
Balance December 31, 2017	26,000	$ 26,000	12,000	496,445	(112,000)	422,445

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:	
Net income	$ 83,160
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	10,811
Changes in assets and liabilities:	
Deposit with clearing organization	(27)
Funds held in trading securities accounts	(62,666)
Receivables from brokers	(45,404)
Prepaid expenses	(5,513)
Accounts payable	16,026
Commissions payable	30,871
Deferred tax liability	(594)
Guam income tax payable	443
Net cash provided by operating activities	27,107
Cash flows from investing activities:	
Purchases of property and equipment	(9,206)
Net cash used in investing activities	(9,206)
Net increase in cash	17,901
Cash at beginning of year	106,025
Cash at end of year	$ 123,926

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Notes to Financial Statements

December 31, 2017

1. Organization and Nature of Business

Asia Pacific Financial Management Group, Inc. (APFMG or the Company), previously named Asia Pacific Investors Services, was incorporated under the laws of the Territory of Guam on March 2, 1993 with the filing of its incorporation documents at the Government of Guam Department of Revenue and Taxation. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. APFMG renders investment management and broker-dealer services in mutual funds, corporate stocks and fixed income securities on both an agency and principal basis to its Guam located customers on a fully disclosed basis through other broker-dealers. APFMG is exempt from the reserve requirement under SEC rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

2. Significant Accounting Policies

Basis of Accounting

Security transactions and related commission revenue and expense are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of financial condition and the statement of cash flows, cash is defined as cash on hand, money market accounts, cash due from banks and brokerage accounts, and cash on deposit with banks.

Accounts Receivable

Accounts receivable primarily represent management and consulting fees due for financial and investment advisory services. The Company's customers are primarily individuals and businesses located in Guam, but the funds are invested primarily in large U.S. companies. The Company has a geographic concentration. If all of the investment firms that Company deals with were unable to meet their obligations, the Company would experience a loss equal to the balance of accounts receivable reflected in the accompanying statement of financial condition.

2. Significant Accounting Policies, continued

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Revenue Recognition

Revenue, which consists of management and consulting fees for financial and investment advisory services, is recognized as it is performed. Commissions earned on life insurance policies sold are recognized as premiums are collected. Commissions earned on annuity contracts are recognized initially when the customer purchases the annuity; there are also residual commissions based on the amount invested. Investment advisory fees are received and recognized monthly.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost or estimated net book value at the date of transfer. Depreciation of property and equipment, and amortization of leasehold improvements, which is included in depreciation expense, is based on the straight line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lives of the respective lease or the service lives of the improvements.

Income Taxes

The Territory of Guam adopted most sections of the United States Internal Revenue Code as the territorial or local income tax.

Guam income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate to the use of mandatory depreciation methods for fixed assets under the tax laws. Deferred tax assets and liabilities represent the future tax return consequences of those differences which will be recoverable or taxable when the temporary differences reverse or certain future events occur. No deferred tax liability is recorded for permanent tax differences.

2. Significant Accounting Policies, continued

Income Taxes, continued

The Company files its corporate income tax return in the Territory of Guam. With few exceptions, the Company is no longer subject to Guam income tax examinations by tax authorities for years before 2014. The Company does not have any unrecognized tax benefits at December 31, 2017 that would affect the annual effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits as interest expense and recognizes penalties in operating expenses. The Company did not recognize any interest or penalties in the year ended December 31, 2017 related to unrecognized tax benefits.

Advertising

The costs of non direct response advertising are charged to expense as incurred.

3. Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

3. Fair Value, continued

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

The Board of Directors is responsible for the Company's fair value valuation policies, processes, and procedures. The Board implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Cash and cash equivalents, and deposits with clearing organizations are essentially cash and are therefore valued at fair value. The fair value of amounts receivable from brokers, prepaid expenses, accounts payable, accrued expenses, and commissions payable are approximately the same as their carrying values, due to the short term nature of the accounts.

3. Fair Value, continued

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1
Corporate equities	$ 82,497
Exchange traded products	73,749
Total	$ 156,246

The investments carried at fair value above are included with a cash equivalent of $20,795 in the accompanying statement of financial condition as "Funds held in trading securities account" at a total of $177,041.

Fair Value Option

FASB ASC 825, *Financial Instruments*, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has not been elected as of December 31, 2017.

4. New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU introduced a comprehensive, principles-based framework for recognizing revenue that will supersede the revenue recognition requirements contained in FASB ASC 605 *Revenue Recognition* and virtually all industry-specific revenue recognition guidance. The ASU will provide a framework to address revenue recognition issues, create more consistency and comparability of revenue recognition practices, and improve the usefulness of financial information provided to the users of the financial statements through additional disclosures. The FASB has issued several ASUs subsequent to the issuance of ASU 2014-09 to provide further clarification. The subsequent ASUs have the same effective date as that of ASU 2014-09.

4. New Accounting Pronouncements, continued

In August 2015 the original effective dates of ASU 2014-09 were deferred by one year through the issuance of ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*. The effective date of ASU 2014-09 is therefore for annual reporting periods beginning after December 15, 2017 (for public entities). The Company has not evaluated the impact that implementation of this standard will have on their financial statements.

5. Property and Equipment

A summary of property and equipment as of December 31, 2017 follows:

Furniture	$ 110,859
Equipment	47,679
Leasehold improvements	21,094
	179,632
Less accumulated depreciation	(145,319)
Property and equipment, net	$ 34,313

6. Guam Income Tax

During the year ended December 31, 2017 the Company paid $21,420 in Guam income taxes. The Company's deferred income tax liability decreased by $594 due to the reversal of tax depreciation in excess of book depreciation and to unrealized gains on investments. Income taxes currently payable are $21,863 at December 31, 2017.

7. Lease Commitment

The Company leases its administrative office under a noncancelable operating lease with a term expiring on December 31, 2018. Monthly rent under the lease was $2,500 until December 31, 2015. The rent was increased to $2,800 per month effective January 1, 2016. The building and related improvements from which APFMG conducts its operations are owned by U.D.P. Corporation, a Guam corporation owned two-thirds by APFMG's former majority (57%) stockholder. The former majority shareholder sold his interest in APFMG to the current CEO/President, who was formerly a 20% shareholder before purchasing the additional 57% interest. Rent expense for the year ended December 31, 2017 was $33,600. Future rent due under this lease is $33,600 for 2018.

8. Subsequent Events

In preparing the accompanying financial statements and these footnotes, management has evaluated subsequent events through February 23, 2018, which is the date the financial statements were available to be issued.

9. Net Capital Requirement

APFMG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, APFMG had net capital of $189,837, which was $174,175 in excess of its required net capital of $15,662. The Company's net capital ratio was 1.187 to 1.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2017

NET CAPITAL:		
Total stockholders' equity qualified for net capital		$ 422,445
Additions:		
Allowable credit for deferred income taxes payable		9,675
Deductions:		
Non-allowable assets:		
Clearing accounts	(57,513)	
Broker and other receivables	(116,238)	
Prepaid expenses	(10,216)	
Furniture, equipment and leasehold improvements	(34,313)	
Petty cash	(150)	
		(218,430)
Net capital before haircuts on securities positions (tentative net capital)		213,690
Haircuts on securities from Part IIA		(23,853)
Net capital		$ 189,837

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Aggregate Indebtedness

December 31, 2017

Total liabilities in the statement of financial condition	$ 234,932
Deferred income taxes payable	(9,675)
Aggregate indebtedness for the Forms Report	$ 225,257
Net capital	$ 189,837
Percentage of aggregate indebtedness to net capital	118.7%

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Basic Net Capital Requirement

December 31, 2017

Minimum net capital required (6 and 2/3 percent of aggregate indebtedness)	$ 15,662
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 5,000
Net capital requirement	$ 15,662
Net capital	$ 189,837
Excess net capital	$ 174,175
Excess net capital at 1000%	
Excess net capital	$ 174,175
Less: 10% of aggregate indebtedness	23,493
Excess net capital at 1000%	$ 150,682

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Reconciliation with Focus Report Form X-17A-5

December 31, 2017

Total ownership equity qualified for net capital per Forms Report	$ 443,716
Difference – rounding	(2)
Difference – reduction of deferred tax liability	594
Difference – accrual of income tax liability	(21,863)
Total ownership equity qualified for net capital per Audit	$ 422,445

BCM
BURGER • COMER • MAGLIARI
CERTIFIED PUBLIC ACCOUNTANTS

February 23, 2018

The Board of Directors
Asia Pacific Financial Management Group, Inc.

In planning and performing our audit of the financial statements of Asia Pacific Financial Management Group, Inc. (the Company), as of and for the year ended December 31, 2017, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(l 1) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Saipan Office:
Suite 203 MH II Building
Marina Heights Business Park
P.O. Box 504053, Saipan, MP 96950
Tel. Nos.: (670) 235-8722 / (670) 233-1837
Fax Nos.: (670) 235-6905 / (670) 233-8214

Guam Office:
Hengi Plaza, Suite 104
278 South Marine Corps Drive
Tamuning, Guam 96913
Tel. Nos.: (671) 646-5044 / (671) 472-2680
Fax Nos.: (671) 646-5045 / (671) 472-2686

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2017, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BCM, LLC

BCM, LLC
Tamuning, Guam
February 23, 2018

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

See accompanying auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

See accompanying auditors' report.

BCM

BURGER • COMER • MAGLIARI

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Asia Pacific Financial Management Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Asia Pacific Financial Management Group, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BCM, LLC

Tamuning, Guam
February 23, 2018

Saipan Office:
Suite 203 MH II Building
Marina Heights Business Park
P.O. Box 504053, Saipan, MP 96950
Tel. Nos.: (670) 235-8722 / (670) 233-1837
Fax Nos.: (670) 235-6905 / (670) 233-8214

Guam Office:
Hengi Plaza, Suite 104
278 South Marine Corps Drive
Tamuning, Guam 96913
Tel. Nos.: (671) 646-5044 / (671) 472-2680
Fax Nos.: (671) 646-5045 / (671) 472-2686